UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GSI Group Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)

36229U102
(CUSIP Number)

Martin M. Hale Jr. 570 Lexington Avenue 49th Floor New York, New York 10022 (212) 751-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of  9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS

Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		149,488 shares
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		149,488 shares
	10	SHARED DISPOSITIVE POWER

		0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

149,488 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03% (see Item 4)
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 36229U102	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value (the "Common  Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer").  The principal executive offices of the Issuer are located at: 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Hale Capital Partners, LP (the "Reporting Person"), a Delaware limited partnership, and Martin Hale Jr., the Chief Executive Officer of Hale (“Hale”).

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

The Reporting Person is organized in Delaware.  The principal business of the Reporting Person is investment and/or investment management.   Hale is the general partner of the Reporting Person.  The principal business address of the Reporting Person and Hale is 570 Lexington Avenue, 49th Floor, New York, New York 10022.  Hale is a citizen of the United States.

During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, Hale, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were purchased by the Reporting Person and acquired through a cashless exercise of the Warrants (as defined in Item 4 below) issued to the Reporting Person (the "Original Warrants").  The Original Warrants were issued to the Reporting Person in connection with its purchase of the Notes (as defined in Item 4 below) pursuant to the Securities Purchase Agreement (as defined in Item 4 below) (the Notes so purchased, the "Original Notes").  The shares that were purchased, Original Notes and Original Warrants were acquired with the Reporting Person’s investment funds in accounts under management.  A total of $5,000,000 was paid to acquire the Original Notes and the Original Warrants.  A total of $18,210 was paid to acquire the 10,000 shares that were purchased.

Hale has not contributed any funds or other consideration towards the acquisition of the shares of Common Stock reported herein except insofar as he may have partnership interests in the Reporting Person and may have made capital contributions to the Reporting Person.

CUSIP No. 36229U102	SCHEDULE 13D	Page 4 of 9 Pages

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein are held directly by the Reporting Person.  The shares of Common Stock reported herein were purchased by the Reporting Person and acquired upon an automatic cashless exercise of the Original Warrants for investment purposes, in the ordinary course of the Reporting Person's business, because the Reporting Person believed they represented an attractive investment opportunity.  The Reporting Person may be deemed to beneficially own 149,488 shares of Common Stock, representing approximately 0.03% of the shares of Common Stock outstanding based on 47,591,899 shares of Common Stock outstanding as set forth in the Rule 424(b)(3) Prospectus filed by the Issuer on October 23, 2008.

On July 9, 2008, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), by and among the Issuer, GSI Group Corporation (the "Subsidiary"), the Reporting Person and certain other parties thereto (together, the "Lenders"), the Reporting Person purchased (x) 11% Senior Notes (the "Notes") of the Subsidiary issued pursuant to that certain Indenture, dated as of August 20, 2008 (the "Indenture"), between the Subsidiary, the Issuer and Eagle Acquisition Corporation, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the "Trustee") and (y) Warrants to Purchase Common Stock (the "Warrants") pursuant to the Warrant Agreement, dated August 20, 2008, by and among the Issuer and the Lenders (the "Warrant Agreement").

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Lenders entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder, and applicable state securities laws.

The Securities Purchase Agreement, the Registration Right Agreement, the Indenture and the Warrant, copies of which are referenced, respectively, as Exhibits 1, 2, 3 and 4 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008, and Exhibits 10.3, 10.1 and 10.2 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008) are each incorporated herein by reference.

The Original Warrants were automatically exercised into 139,488 shares of Common Stock pursuant to the terms of the Warrant Agreement on a cashless basis at the time the registration statement filed by the Issuer pursuant to the Registration Rights Agreement was declared effective by the Securities and Exchange Commission (the "SEC").

On December 3, 2008, the Reporting Person delivered a notice of default pursuant to Section 6.01(4) of the Indenture to the Subsidiary (the "Default Notice"), which set forth a default by the Subsidiary pursuant to Section 4.02(a) of the Indenture, as a result of the Issuer's failure to (i) timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 (the "September 2008 10-Q") with the SEC within the time periods specified in the SEC's rules and regulations, (ii) furnish a copy of the same to the Trustee for delivery to the Holders (as defined in the Indenture) of the Notes and (iii) post the same on the Issuer's website or otherwise make the same available to the prospective purchasers of the Notes.  The Issuer has not filed the September 2008 10-Q to date.  Subject to the Forbearance Agreement described below, beginning 60 days after the Default Notice was delivered to the Subsidiary, the Reporting Person has had the ability to exercise its right to accelerate the indebtedness outstanding under the Indenture.

CUSIP No. 36229U102	SCHEDULE 13D	Page 5 of 9 Pages

On February 6, 2009, the Subsidiary and certain Lenders entered into a Forbearance Agreement that was approved by the Reporting Person (the "Forbearance Agreement").  Pursuant to the Forbearance Agreement, the Lenders named therein agreed to forebear from taking any action or exercising any remedies under the Indenture related to the above mentioned Event of Default.  The Forbearance Agreement terminated on February 27, 2009.

The Subsidiary and the Reporting Person have come to preliminary, non-binding terms to be used to restructure the debt outstanding under the Indenture (the "Restructuring").  The proposed terms of the Restructuring were determined as of June 30, 2009 to include the reduction of the amount of debt outstanding under the Indenture to $95,000,000, the granting of a first priority lien with respect to the remaining debt outstanding under the Indenture, the issuance to the holders of Notes (collectively, the "Noteholders") of a substantial equity interest in the Issuer in exchange for the reduction in debt (which interest, in the aggregate, would represent up to 80% of the Issuer's equity on a pro forma basis), the transition to a board of directors that would be reflective of such equity ownership, the deletion of certain restrictive covenants in the Indenture and the implementation of a new management stock and option incentive plan.  The complete preliminary terms of the Restructuring are set forth in a non-binding term sheet (the "Term Sheet"), a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009) which is incorporated herein by reference.

Upon information and belief, certain of the other Noteholders have agreed with the Subsidiary to the proposed terms of the Restructuring set forth in the Term Sheet.

The Reporting Person may act in concert with the other Noteholders solely in their capacity as creditors of the Issuer in connection with the Restructuring.  By virtue of such actions, the Noteholders may be deemed to form a group within the meaning of Rule 13d-5 of the Act, however the Reporting Person expressly disaffirms the existence of a group with regard to the Common Stock.  The Reporting Person does not have any plans or proposals to exercise any remedy available to the Reporting Person by virtue of the Reporting Person's beneficial ownership of equity securities of the Issuer.

Although the Reporting Person does not have any specific plan or proposal to acquire or dispose of shares of Common Stock other than as set forth above, the Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of the Reporting Person’s securities of the Issuer, (iii) enter into  privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of the Reporting Person’s positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise the Reporting Person’s rights, if any, as a holder of the Notes in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer.

CUSIP No. 36229U102	SCHEDULE 13D	Page 6 of 9 Pages

In addition, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may seek to influence or change the Issuer’s operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and the other Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties.  Such matters and discussions may materially affect, and result in, the Reporting Person modifying its investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D.  Factors that may influence the Reporting Person's actions include, but are not limited to, its view regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Person, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Person may deem relevant from time to time.

Except as described herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.  To the knowledge of the Reporting Person, Hale may make similar evaluations from time to time or on an ongoing basis.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own 149,488 shares of Common Stock, representing approximately 0.03% of the shares of Common Stock outstanding based on 47,591,899 shares of Common Stock outstanding as set forth in the Rule 424(b)(3) Prospectus filed by the Issuer on October 23, 2008.  Neither the Reporting Person nor, to the knowledge of the Reporting Person, Hale may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

   The Reporting Person hereby expressly disclaims (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Noteholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Noteholder) other than the shares of Common Stock beneficially owned by the Reporting Person.

(b) The Reporting Person has the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by the Reporting Person as indicated herein.

CUSIP No. 36229U102	SCHEDULE 13D	Page 7 of 9 Pages

(c) No transactions in the Common Stock were effected by the Reporting Person or, to the knowledge of the Reporting Person, Hale, during the sixty day period from April 29, 2009 through June 30, 2009.

(d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As described in Item 4 above, in connection with the issuance of the Original Note and the Warrants, on July 9, 2008, the Issuer, the Subsidiary and the Lenders entered into the Securities Purchase Agreement and upon the consummation of the transactions contemplated by the Securities Purchase Agreement, on August 20, 2008, the Issuer and the Lenders entered into the Registration Right Agreement, copies of which are referenced as Exhibits 1 and 2 hereto, respectively (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008 and Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008) and the Subsidiary issued to the Reporting Person the Original Note pursuant to the Indenture and the Issuer issued to the Reporting Person the Warrants pursuant to the Warrant Agreement, copies of which are referenced as Exhibits 3 and 4 hereto, respectively (which incorporates by reference Exhibits 10.1 and 10.2 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

As described in Item 4 above, on December 3, 2008, the Reporting Person delivered the Default Notice to the Issuer.

As described in Item 4 above, the Reporting Person approved the Forbearance Agreement entered into by certain Lenders and the Subsidiary on February 6, 2009.

As described in Item 4 above, the Subsidiary and the Reporting Person have come to preliminary, non-binding terms to effect the Restructuring, which, on June 30, 2009, were determined to include the terms set forth in the Term Sheet, a copy of which is referenced as Exhibit 5 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).

The Reporting Person may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Person direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, the Reporting Person disclaims any beneficial ownership in the securities that may be referenced in such contracts.

CUSIP No. 36229U102	SCHEDULE 13D	Page 8 of 9 Pages

Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.  Securities Purchase Agreement, dated July 8, 2009, by and among the Issuer, the Subsidiary, the Reporting Person and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 11, 2008).

2.  Registration Rights Agreement, dated August 20, 2008, by and among the Issuer and the Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

3.  Indenture (including the Forms of Notes), dated August 20, 2008, by and among the Subsidiary, as Issuer, the Issuer, as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

4.  Warrant Agreement, dated August 20, 2008, by and among the Issuer and the Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

5.  Term Sheet (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).

CUSIP No. 36229U102	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 2009

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin M. Hale, Jr.
Name:	Martin M. Hale, Jr.
Title:	Chief Executive Officer